BIOSTAGE, Inc.

84 October Hill Road

Suite 11

Holliston, MA 01746

August 15, 2017

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F. Street, NE

Washington, DC 20549

Attention: Amanda Ravitz

Re:	Biostage, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 17, 2017
File No. 001-35853

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Biostage, Inc., a Delaware corporation (CIK No. 0001563665) (the “Company”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated August 4, 2017 from Amanda Ravitz, Assistant Director of Electronics and Machinery at the SEC, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2016, as filed with the SEC on March 17, 2017.

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. The responses and information described below are based upon information provided to us by the Company.

Research and Development, page 8

1.	We note that you have “entered into agreements that govern the ownership of the technologies developed in connection with [certain] collaborations.” Tell us and revise future filings to disclose the material terms of these agreements, including the nature and extent of each party’s obligations and the terms governing ownership of the technologies developed. Also, in future filings, file the agreements if required or advise.

Response of the Company:

In response to the Staff’s comment, the Company respectfully advises the Staff that upon due consideration, and based on the factors described below in this response, the Company concluded that the agreements in connection with these certain collaborations do not contain any significant contractual terms, the disclosure of which the Company believes would be material to investors, and therefore the material terms to the agreements do not need to be disclosed.

Furthermore, the Company concluded that these agreements are not material and therefore not required to be described or filed as exhibits because they were entered into in the ordinary course of business for the Company and they do not fall into any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

August 15, 2017

Item 601(b)(10)(i) of Regulation S-K requires that every contract “not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” is required to be filed as an exhibit. Item 601(b)(10)(ii) of Regulation S-K goes on to state that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more” specified categories contained in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K, “in which case it shall be filed except where immaterial in amount or significance.” Therefore, if a contract is in the ordinary course of business and does not fall into the specified categories contained in (A) through (D) of Item 601(b)(10)(ii), then it is not required to be filed as an exhibit under Item 601(b)(10).

These collaboration agreements provide a basis for the Company to work together with collaboration partners, typically medical centers, to develop new technologies to specifically address issues that researchers and clinicians face in their line of work. The agreements do not give the Company’s partners any rights to the Company’s existing or future intellectual property that the Company develops independently, but rather govern the rights and licensing obligations relating to any intellectual property that is developed jointly as a result of the agreements. Absent commercialization of a jointly-developed product, the agreements do not require material royalty payments by either party. The Company believes that, based on the work done to date under these agreements, no material future liabilities have been created due to the limited extent of jointly-developed intellectual property likely to result from this work. To the extent any joint intellectual property is developed pursuant to the agreements, the Company will evaluate whether the agreements become material as a result of such development.

The Company is engaged in the development of bioengineered organ implants based on its technology. These agreements fall directly into the Company’s ordinary course of business as they involves agreements to work on the development of products related to the Company’s technology. In considering whether to file the Agreement as an exhibit, the Company determined that because the Company’s business is to develop bioengineered organ implants, agreements like these to develop related technologies fall into the ordinary course of business for the Company.

Further, the Company has determined that these agreements not fall into any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

Item 601(b)(10)(ii)(A) of Regulation S-K pertains to agreements to which “directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.” These agreements do not fall into this category, as none of the parties listed above are parties to the agreements.

Item 601(b)(10)(ii)(B) of Regulation S-K pertains to any “contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.” These agreements do not fall into this category, as the Company’s business is not substantially dependent on any technologies developed jointly with these collaboration partners. Because the Company is party to several such agreements, it is not substantially dependent on any one of them. Additionally, because no material intellectual property has been developed that is subject to these agreements, the Company’s business does not depend on the agreements to a material extent.

Item 601(b)(10)(ii)(C) of Regulation S-K pertains to any “contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis.” These agreements do not fall into this category, as they do not call for the acquisition or sale of any property, plant or equipment.

United States Securities and Exchange Commission

Division of Corporation Finance

August 15, 2017

Item 601(b)(10)(ii)(D) of Regulation S-K pertains to any “material lease under which a part of the property described in the registration statement or report is held by the registrant.” These agreements do not fall into this category, as they do not involve any material lease.

Additionally, notwithstanding that these agreements fall into the Company’s ordinary course of business, they are immaterial both in amount and in significance to the Company because no material consideration has been paid by or to the Company pursuant to the Agreements, and the Company’s independently-developed intellectual property is not subject to them.

The Company hereby undertakes to monitor and review these agreements and disclose the material terms or file the agreements should the current circumstances change whereby these agreements become material to the Company.

Exhibit 10.19

2.	It appears that portions of this exhibit are omitted pursuant to an expired confidential treatment order. File the complete agreement, request an extension of the grant of confidential treatment or advise.

Response of the Company:

In response to the Staff’s comment, the term of this agreement expired during the fiscal year ended December 31, 2016 and therefore was and is no longer material to the Company. This agreement was erroneously filed as an exhibit to the Company’s Form 10-K when it was not necessary to file. This agreement will be removed in future filings with the SEC.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (774) 233-7300 or our attorney, Chad J. Porter, Esq. at (617) 345-3686.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

Division of Corporation Finance

August 15, 2017

Sincerely,

BIOSTAGE, Inc.

By: /s/ Thomas McNaughton

Thomas McNaughton

Chief Financial Officer

cc:	James J. McGorry, Chief Executive Officer of Biostage, Inc.
Chad J. Porter, Esq., Burns & Levinson LLP